SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Laredo Petroleum, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

516806106
(CUSIP Number)

Kathlyne Kiaie

c/o SailingStone Capital Partners LLC

One California Street, 30th Floor

San Francisco, California 94111

(415) 429-5178

with a copy to:

Marc Weingarten, Esq.

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2019
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516806106	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON SailingStone Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,661,962
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,661,962
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,661,962
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.10%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 516806106	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS SailingStone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,661,962
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,661,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,661,962
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.10%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 516806106	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS MacKenzie B. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,661,962
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,661,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,661,962
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.10%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 516806106	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Kenneth L. Settles Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,661,962
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,661,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,661,962
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.10%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 516806106	13D	Page 6 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Laredo Petroleum, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 15 W. Sixth Street, Suite 900, Tulsa, Oklahoma 74119.

Item 2.	IDENTITY AND BACKGROUND

This statement is being jointly filed by: (i) SailingStone Capital Partners LLC, a Delaware limited liability company ("SailingStone") registered as an investment adviser with the U.S. Securities and Exchange Commission (the "SEC"); (ii) SailingStone Holdings LLC, a Delaware limited liability company ("SailingStone Holdings"), which is the general partner of SailingStone GP LP, which is a Delaware limited partnership that serves as managing member of SailingStone; (iii) MacKenzie B. Davis, a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings ("Davis"); and (iv) Kenneth L. Settles Jr., a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings ("Settles") (SailingStone, SailingStone Holdings, Davis and Settles are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons"). Further information regarding the identity and background of certain of the Reporting Persons is set forth in Exhibit B which is attached hereto and is incorporated herein by reference.

During the last five (5) years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective executive officers, their respective managing members or any persons controlling their respective managing members has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The address of the business office of each of the Reporting Persons is One California Street, 30th Floor, San Francisco, California 94111.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients. SailingStone has purchased a total of 37,661,962 shares of Common Stock in open-market purchases for an aggregate consideration of approximately $403,886,403 (exclusive of brokerage commissions). To the best knowledge of the Reporting Persons, the funds used in such purchases were from SailingStone's available investment capital and none of the consideration for such shares of Common Stock was represented by borrowed funds.

CUSIP No. 516806106	13D	Page 7 of 10 Pages

Item 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and intend to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), other shareholders, industry analysts, existing or potential strategic partners or competitors and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, operations and expenses, strategic alternatives and direction, management, Board composition, and capital structure and allocation, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

On February 14, 2019, the Reporting Persons delivered to the Board a letter and presentation advising the Issuer that it should, among other things, (1) reduce its general and administrative expenses, which the Reporting Persons believe are excessive, by at least 50%, (2) transition to wider spacing between its wells and eliminate all non-productive capital spending and (3) formulate a reasonable business plan which includes the return of capital to shareholders and align management compensation with the realization of that plan.  The Reporting Persons also called on the Issuer to evaluate strategic alternatives, including potential mergers or sales, to enhance value and return capital to the shareholders. The letter and presentation are attached hereto as Exhibits D and E, respectively, and are incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, the "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 516806106	13D	Page 8 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 233,882,020 shares of Common Stock reported to be outstanding as of November 1, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed by the Issuer with the SEC on November 6, 2018.

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 37,661,962 shares of Common Stock, which represents 16.10% of the outstanding shares of Common Stock. The number of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons are as follows:

	Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A)	SailingStone: 37,661,962	Sole Voting and Sole Dispositive Power (1)	16.10%

(B)	SailingStone Holdings: 37,661,962	Shared Voting and Shared Dispositive Power (2)	16.10%

(C)	Davis: 37,661,962	Shared Voting and Shared Dispositive Power (3)	16.10%

(D)	Settles: 37,661,962	Shared Voting and Shared Dispositive Power (4)	16.10%

____________________

(1)           Such shares of Common Stock are owned by investment advisory clients of SailingStone. By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such shares of Common Stock. The economic interest in such shares of Common Stock is held by such clients.

(2)           Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.

(3)           Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.

(4)            Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.

CUSIP No. 516806106	13D	Page 9 of 10 Pages

TRANSACTIONS

Information regarding transactions in the shares of Common Stock that have been effected by the Reporting Persons during the last sixty (60) days are set forth in Exhibit C which is attached hereto and is incorporated herein by reference.

No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit A and is incorporated herein by reference. Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Securities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Joint Filing Agreement of the Reporting Persons
Exhibit B – Officers and Control Persons of the Reporting Persons
Exhibit C – Transactions in the Securities of the Issuer During the Past Sixty Days by the Reporting Persons
Exhibit D – Letter
Exhibit E – Presentation

CUSIP No. 516806106	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

SailingStone Capital Partners LLC*

By:	/s/ Kathlyne Kiaie
Name:	Kathlyne Kiaie
Title:	Chief Compliance Officer

SailingStone Holdings LLC*

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis
Title:	Managing Member

MacKenzie B. Davis*

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis

Kenneth L. Settles Jr.*

By:	/s/ Kenneth L. Settles Jr.
Name:	Kenneth L. Settles Jr.

* The Reporting Persons disclaim beneficial ownership in the shares of Common Stock represented herein except to the extent of their pecuniary interest therein.